

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 3, 2007

<u>Via Facsimile</u>

Pascal Desroches
Senior Vice President and Deputy Controller
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

> **RE:** **Time Warner Inc.**
> **Form 10-K: For the Year Ended December 31, 2006**
> **File Number: 001-15062**

Dear Mr. Desroches:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief